Exhibit (h)(xxii)

FORM OF Amended and restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 19th day of March, 2014, as amended and restated August 31, 2015 and August 31, 2018, by and between Mount Lucas Management LP (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Mount Lucas U.S. Focused Equity Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on short sales of securities, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below;

WHEREAS, on August 31, 2015, the Adviser amended and restated the Agreement dated March 19, 2014 for an additional three year period to August 31, 2018; and

WHEREAS, effective September 1, 2018, the Adviser wishes to amend and restate the Agreement dated March 19, 2014 to extend the term to August 31, 2019.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2019, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, “Acquired Fund Fees and Expenses,” dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed, (on an annual basis) as a percentage of the Fund’s average daily net assets, 0.95% with respect to Class I shares and 1.20% with respect to Class II shares.

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund. The Adviser is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the limits described above or any lesser limits in effect at the time of reimbursement.

Term. This Agreement shall terminate on August 31, 2019, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature page follows.]

Effective as of the date first set forth above.

Mount Lucas Management LP

By:
Name:	Gerald Prior III
Title:	Chief Operating Officer

FundVantage Trust, on behalf of Mount Lucas U.S. Focused Equity Fund

By:
Name:	Joel Weiss
Title:	President